

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 21, 2016

<u>Via E-Mail</u>
Paula Mathews
Executive Vice President and Secretary
Strategic Storage Trust IV, Inc.
10 Terrace Road
Ladera Ranch, California 92694

> **Re: Strategic Storage Trust IV, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed December 5, 2016**
> **File No. 333-212639**

Dear Ms. Mathews:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2016 letter.

<u>Management Compensation</u>

<u>Subordinated Incentive Listing Distribution, page 90</u>

1. We note your response to comment 8 and your disclosure that, in the event that the subordinated incentive listing distribution is paid in operating partnership units or shares of your common stock, the price of such operating partnership units or shares of your common stock will be based on the average share price of your common stock for a specified period. Please provide additional disclosure regarding how the specified period will be determined.

Conflicts of Interest, page 95

2. We note your disclosure on page 74 that Stephen G. Muzzy, one of your "independent directors" is also an independent director of Strategic Storage Growth Trust, Inc. Please expand upon your disclosure to discuss in more detail the conflicts of interest that Mr. Muzzy faces as a result of these associations in your Conflicts of Interests sections beginning on pages 14 and 95.

Index to Consolidated Financial Statement, page F-1

3. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Dan Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Michael K. Rafter, Esq.
       Nelson Mullins Riley & Scarborough LLP